UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

22nd Century Group, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

90137F103

(CUSIP Number)

Henry Sicignano III,  22nd Century Group, Inc.  9350 Main Street  Clarence,  New York  14031  Phone : (716) 270-1523

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HENRY SICIGNANO III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,084,927

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,084,927

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,084,927

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%

14	TYPE OF REPORTING PERSON
IN

The percentage calculation in row 13 above is based on 35,415,139 shares of common stock of 22nd Century Group, Inc. outstanding and includes 2,542,347 shares of common stock and 800,413 warrants to acquire common stock held by Henry Sicignano III Group, LLC, 389,564 shares of common stock issuable upon exercise of warrants and 100,000 shares of common stock issuable upon the exercise of stock options. 450,000 of the shares issued to Mr. Sicignano under the Company’s Employee Incentive Plan (EIP) are grants that are subject to potential forfeiture over time in the event Mr. Sicignano ceases employment with the Company prior to April 1, 2015. On each anniversary of April 1, 2012 until April 1, 2015, the number of shares subject to forfeiture decreases by 150,000 shares. Mr. Sicignano also holds 100,000 performance based shares of restricted stock issued as equity incentive awards under the Company’s EIP, which are subject to forfeiture unless certain performance milestones are achieved.

Mr. Sicignano is Managing Member of Henry Sicignano III Group, LLC and, accordingly, exercises voting and investment power with respect to the shares held by Henry Sicignano III Group, LLC.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Henry Sicignano III Group, LLC 27-2345325

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,342,760

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,342,760

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,342,760

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%

14	TYPE OF REPORTING PERSON
OO

The percentage calculation in row 13 above is based on 35,415,139 shares of common stock of 22nd Century Group, Inc. outstanding and includes warrants to purchase 800,413 shares of common stock.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock (the “Common Stock”) of the following corporation (the “Issuer"): 22nd Century Group, Inc., 9350 Main Street, Clarence, NY 14031

Item 2.	Identity and Background

(a)
This Statement on Schedule 13D (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Henry Sicignano III Group, LLC, a New York limited liability company (“HS III Group”); and (ii) Mr. Sicignano, by virtue of Mr. Sicignano being the Manager of HS III Group. HS III Group and Mr. Sicignano are sometimes collectively referred to herein as the “Reporting Persons.” Incorporated herein by reference is an agreement between HS III Group and Mr. Sicignano that provides that this Statement is filed on behalf of each of them.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(b)	9350 Main Street Clarence, New York 14031

(c)
Mr. Sicignano currently serves as President, Secretary and interim Chief Financial Officer of the Issuer. Mr. Sicignano is also a Director of the Issuer. In addition, Mr. Sicignano is the Manager of HS III Group.

(d)	Neither Mr. Sicignano nor HS III Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither Mr. Sicignano nor HS III Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sicignano is a citizen of the United States. HS III Group is a limited liability company organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration

On January 25, 2011, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with 22nd Century Limited, LLC, a privately-held Delaware limited liability company (“22nd Century Limited”), and 22nd Century Acquisition Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Acquisition Sub”). Also on January 25, 2011, the Company consummated the merger transaction contemplated under the Merger Agreement (the “Merger”), pursuant to which Acquisition Sub was merged with and into 22nd Century Limited, and 22nd Century Limited, as the surviving entity, became a wholly-owned subsidiary of the Issuer.

22nd Century Limited previously issued warrants to certain of its members (the “Prior Member Warrants”), which Prior Member Warrants were exercisable for the purchase of a certain number of limited liability company membership interest units of 22nd Century Limited (the “Units”), at an exercise price of Three Dollars ($3.00) per Unit. In addition, prior to consummation of the Merger, 22nd Century Limited completed a private placement offering (the “Private Placement Offering”) of 5,434,446 securities (the “PPO Securities”), at the purchase price of One Dollar ($1.00) per PPO Security. Each PPO Security consisted of: (i) one (1) Unit; and (ii) a five-year warrant exercisable for the purchase of one half of one (1/2) Unit, at an exercise price of One Dollar and 50 Cents ($1.50) per whole Unit (a “Prior PPO Warrant”).

In accordance with the terms of the Merger Agreement, upon the consummation of the Merger by the Company, each member of 22nd Century Limited, including each of Mr. Sicignano and HS III Group, received one (1) share of Common Stock in exchange for each issued and outstanding Unit of 22nd Century Limited held by the member immediately prior to the consummation of the Merger. In addition, upon consummation of the Merger, each member of 22nd Century Limited who held a Prior Member Warrant, including each of Mr. Sicignano and HS III Group, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of Three Dollars ($3.00) per share (a “Conversion Warrant”), in exchange for the member’s Prior Member Warrant. Finally, upon consummation of the Merger, each investor who participated in the Private Placement Offering, including HS III Group, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of One Dollar and 50 Cents ($1.50) per share (a “New PPO Warrant), in exchange for the investor’s Prior PPO Warrant.

The Merger Agreement, form of Conversion Warrant and form of New PPO Warrant are incorporated by reference to Exhibits 2.1, 10.4 and 10.5, respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Subsequent to the Merger, Mr. Sicignano acquired the securities reported herein using his personal funds in addition to the acquisition of securities pursuant to the Company’s Equity Incentive Plan.

Item 4.	Purpose of Transaction

The securities described herein were acquired for personal investment purposes or pursuant to the Company’s Equity Incentive Plan. In addition, as a condition to the consummation of the Merger, the Issuer and Mr. Sicignano entered into an employment agreement dated January 25, 2011, pursuant to which Mr. Sicignano serves as the President and Secretary of the Issuer.

As disclosed in the Company’s public reports, the Company will need to raise funds through the issuance of debt or equity securities or through licensing its technology during the next twelve months in order to continue operations. Failure to raise sufficient funds would increase the risk that the Company would be unable to continue operations..

Other than as stated above, the Reporting Persons currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

(a)	(See Above)

(b)	(See Above)

(c)	(See Above)

(d)	(See Above)

(e)	(See Above)

(f)	(See Above)

(g)	(See Above)

(h)	(See Above)

(i)	(See Above)

(j)	(See Above)

Item 5.	Interest in Securities of the Issuer

(a)
As of February 4, 2013, the Company had 35,415,139 shares of common stock issued and outstanding. Based on the number of shares outstanding as of February 4, 2013, as of February 25, 2013, Mr. Sicignano beneficially owned 6,084,927 shares of the Company's Common Stock, including 2,542,347 shares of common stock and 800,413 warrants to acquire common stock held by Henry Sicignano III Group, LLC, 389,564 shares of common stock issuable upon exercise of warrants and 100,000 shares of common stock issuable upon the exercise of stock options. 450,000 of the shares issued to Mr. Sicignano under the Company’s Employee Incentive Plan (EIP) are time-based awards subject to vesting on April 1 of 2013 to 2015, such that 150,000 shares shall vest on April 1 of each such year. Mr. Sicignano also holds 100,000 performance based shares of restricted stock issued as equity incentive awards under the Company’s EIP, which are subject to forfeiture unless certain performance milestones are achieved. Mr. Sicignano is Managing Member of Henry Sicignano III Group, LLC and, accordingly, exercises voting and investment power with respect to the shares held by Henry Sicignano III Group, LLC.

(b)
Based on the number of shares outstanding as of February 4, 2013, as of February 4, 2013, assuming the exercise by HS III Group of warrants to purchase 800,413 shares, HS III Group owns 3,342,760 shares representing 9.2% of the outstanding shares of the Issuer. Mr. Sicignano, as manager of HS III Group, has sole voting and dispositive power over these shares. Mr. Sicignano has sole voting and dispositive power over the shares he beneficially owns.

(c)	On February 25, 2013, Mr. Sicignano was awarded 225,000 restricted shares of the Common Stock pursuant to the Company’s Employee Incentive Plan.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
February 25, 2013.	225,000 restricted shares pursuant to Company's Employee Incentive Plan.	Pursuant to Company's Employee Incentive Plan.

(d)
Any dividends on the shares beneficially owned by Mr. Sicignano will be paid to Mr. Sicignano or to HS III Group. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 25, 2011, Mr. Sicignano and the Issuer entered into an Employment Agreement, pursuant to which Mr. Sicignano provides services to the Issuer as its President and Secretary. The Employment Agreement is incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2011. Mr. Sicignano is also interim CFO and a director of the Company.

On January 6, 2013, each of Mr. Sicignano and HS III Group entered into Lock-Up Agreements with the Company, pursuant to which they agreed that, until the 2-month anniversary of the date a registration statement registering 200% of the shares of the Company’s common stock underlying the Series A-1 Convertible Preferred Stock and warrants issued in connection therewith is declared effective by the Securities and Exchange Commission, Mr. Sicignano and HS III Group shall not sell or otherwise dispose of any shares of the Common Stock (or common stock equivalents), except that Mr. Sicignano and HS III Group shall be permitted to sell up to 5,000 shares of the Common Stock per trading day in ordinary brokerage transactions up to a maximum 50,000 shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits

1. Agreement and Plan of Merger and Reorganization, dated January 25, 2011, by and among the Company, 22nd Century Limited and Acquisition Sub. This agreement is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

2. Employment Agreement dated January 25, 2011, by and between the Issuer and Henry Sicignano III. This agreement is incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

3. Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to members of 22nd Century Limited that were members prior to the consummation of the Private Placement Offering. This agreement is incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

4. Form of Warrant dated January 25, 2011, issued upon consummation of the Merger to investors in the Private Placement Offering. This agreement is incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

5. Agreement of Joint Filing dated February 4, 2011, between HS III Group and Henry Sicignano III. This agreement is incorporated by reference to Exhibit 5 to the Reporting Persons Statement on Schedule 13D filed February 7, 2011.

6. Securities Purchase Agreement dated December 14, 2011, by and between the Issuer and purchasers thereto, is incorporated by reference to Exhibit 10.1 to the Issuers Current Report on Form 8-K filed with the SEC on December 16, 2011.

7. Form of Note dated December 14, 2011, issued by the Issuer pursuant to the Purchase Agreement, is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on 12/16/2011.

8. Form of Warrant issuable by the Issuer upon conversion of the Note dated December 14, 2011, is incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2011.

9. Securities Purchase Agreement dated May 15, 2012 between the Issuer, Mr. Sicignano and the other investors thereto. Incorporated by reference from Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 18, 2012.

10. Form of Warrant to Securities Purchase Agreement dated May 15, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 18, 2012.

11. Securities Purchase Agreement dated November 9, 2012 between the Issuer and the other investors thereto. Incorporated by reference from Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 13, 2012.

12. Form of Warrant to Securities Purchase Agreement dated November 9, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 13, 2012.

13. Form of Insiders Lock-Up Agreement dated January 6, 2013. Incorporated by reference from Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 17, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2013	By:	/s/ Henry Sicignano III

Henry Sicignano III Group, LLC

February 27, 2013	By:	/s/ Henry Sicignano III
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)